UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Insurance Companies
Amended and Restated
Directors Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ Elise D. Spriggs
Elise D. Spriggs
Senior Vice President, Associate & External Relations

Date: March 23, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants, Plan Administrator and Benefits Committee of
the State Auto Financial Corporation

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years ended December 31, 2017, 2016 and 2015, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since December 31, 2010.

/s/ Clark, Schaefer, Hackett & Co.
Columbus, Ohio
March 23, 2018

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Investments, at fair value:
Shares of registered investment companies (cost $8,716,906 and $7,645,218, respectively)	$10,003,249	$7,829,648
Interest-bearing cash	221,557	164,529
Affiliated stock (cost $2,035 and $359,611, respectively)	2,248	575,464
Total investments	10,227,054	8,569,641

Net assets available for benefits	$10,227,054	$8,569,641
See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2017	2016	2015
Investment income:
Dividends	$329,300	$184,228	$323,064
Unrealized gains (losses)	886,273	428,898	(291,083)
Realized gains (losses)	390,973	(49,816)	(1,607)
Total investment income	$1,606,546	$563,310	$30,374

Contributions:
Participant	$313,913	$397,770	$364,305
Company	310,000	282,750	282,750
Total contributions	$623,913	$680,520	$647,055

Deductions:
Benefit payments	$573,046	$377,900	$325,189
Total deductions	$573,046	$377,900	$325,189

Net increase	$1,657,413	$865,930	$352,240

Net assets available for benefits:
Beginning of year	$8,569,641	$7,703,711	$7,351,471

End of year	$10,227,054	$8,569,641	$7,703,711

See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2017

1. Description of the Plan
Organization
The State Auto Companies Amended and Restated Directors Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995, was amended and restated in its entirety effective as of March 1, 2001, and was further amended effective as of December 1, 2005 (First Amendment), January 1, 2009 (Second and Third Amendments), November 1, 2010 (Fourth Amendment), and January 1, 2012 (Fifth Amendment). The Plan provides members of the Boards of Directors of State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates (collectively, the “Company” or the “State Auto Companies”) a retirement savings plan in which to defer the payment of director and committee meeting fees.
The benefits provided to participants under the Plan are paid from the Company’s general assets. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan are equivalent to the rights of any unsecured creditor of the Company.
Participants must enroll within 30 days after becoming eligible to participate. For subsequent years, participants must enroll prior to the beginning of each new plan year.
Contributions
Participants are permitted to defer on a pre-tax basis (a) from 10% to 100% of his or her director fees in the calendar year and/or (b) 0% or 100% of committee meeting fees in the calendar year. In addition, for each of the members of the Board of Directors of State Auto Mutual, State Auto Mutual makes an annual cash contribution in the amount as determined at State Auto Mutual’s discretion. For the years ended December 31, 2017, 2016, and 2015, the discretionary contribution amounted to $62,000, $56,550 and $56,550, respectively.
Vesting
Each participant is fully vested in his or her contributions and any State Auto Mutual discretionary contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment. The Directors of State Auto Financial Corporation ("STFC") have the option to purchase STFC common stock ("Affiliated stock").
Payment of Benefits
The balance of each deferral account will be distributed upon retirement or termination of a participant from the Board of Directors of the Company. Payments will be made in cash and paid in 60 or 120 monthly installments, except for amounts deferred and fully vested prior to December 31, 2004, which can be distributed in alternative payment options as elected by the participant. The Company must receive at least 30 days written notice of the participant’s intention to retire and receive retirement benefits.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

Valuation of Investments and Related Investment Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividend income is recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined based on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
Administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following is a description of the valuation methods used for assets measured at fair value:

•
Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•	Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2017 and 2016:

2017	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$10,003,249	10,003,249	—	—
Interest-bearing cash	221,557	221,557	—	—
Affiliated stock	2,248	2,248	—	—
Total investments at fair value	$10,227,054	10,227,054	—	—

2016	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$7,829,648	7,829,648	—	—
Interest-bearing cash	164,529	164,529	—	—
Affiliated stock	575,464	575,464	—	—
Total investments at fair value	$8,569,641	8,569,641	—	—
4. Participant Accounts
Participant balances for all funds are maintained in shares. At December 31, 2017 and 2016, there were 18 participants, respectively, in the Plan, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

The total number of shares and share values as of December 31, 2017 and 2016, by fund, were as follows:

2017
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Small Cap Val Inst	433	$27.41	1
FID 500 Index Inst	6,063	93.45	4
FID Contrafund K	12,780	122.39	6
FID EXT Mkt IDX PR	2,333	62.05	7
FID Total Bond	74,766	10.64	10
Meridian Growth Inst	13,869	41.61	2
MFS Value R6	6,999	40.56	1
MFS Inst Intl Equity	67,290	25.46	11
TRP Blue Chip Growth	10,068	96.31	4
VANG Inst TR 2015	2,383	21.99	1
VANG Inst TR 2020	27,299	22.53	1
VANG Inst TR 2025	65,076	22.86	3
VANG Inst TR Income	56,814	21.50	5
Total registered investment companies	346,173
Interest-bearing cash:
FID Govt MMRK PRM	221,557	1.00	2
Total interest-bearing cash	221,557
Affiliated stock:
State Auto Financial Corporation	77	29.12	1
Total affiliated stock	77
Total investments	567,807

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2016
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Small Cap Val Inst	465	$27.63	1
FID 500 Index Inst	6,510	78.35	5
FID Contrafund K	10,265	98.38	6
FID EXT Mkt IDX PR	3,003	55.54	7
FID Total Bond	87,961	10.52	10
Meridian Growth Inst	10,169	35.47	2
MFS Value R6	5,802	36.05	1
MFS Inst Intl Equity	59,460	20.26	11
TRP Blue Chip Growth	8,785	72.61	3
VANG Inst TR 2010	51,649	20.21	4
VANG Inst TR 2015	2,941	20.15	1
VANG Inst TR 2020	19,433	20.14	1
VANG Inst TR 2025	58,075	20.11	3
VANG Inst TR Income	6,427	20.23	1
Total registered investment companies	330,945
Interest-bearing cash:
FID Govt MMRK PRM	164,529	1.00	2
Total interest-bearing cash	164,529
Affiliated stock:
State Auto Financial Corporation	21,465	26.81	1
Total affiliated stock	21,465
Total investments	516,939

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

5. Investments
The Plan’s investments and related changes at December 31, 2017, 2016 and 2015 and for the years then ended were as follows:

2017	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	433	$11,865	$1,046	$445	$(502)	$—	$(1,975)
FID 500 Index Inst	6,063	566,588	14,053	23,666	76,816	30,468	(14,758)
FID Contrafund K	12,780	1,564,104	91,758	18,536	243,065	128,001	(60,759)
FID Ext Mkt IDX PR	2,333	144,748	8,320	3,449	14,216	—	(48,032)
FID Total Bond	74,766	795,510	25,665	(2,872)	13,637	32,558	(198,828)
Meridian Growth Inst	13,869	577,089	38,552	4,627	64,819	6,000	(31,262)
MFS Inst Intl Equity	67,290	1,713,213	31,218	4,129	320,063	82,460	(62,966)
MFS Value R6	6,999	283,873	12,654	—	27,836	34,230	—
TRP Blue Chip Growth	10,068	969,669	27,795	100,311	97,539	16,645	(19,914)
VANG Inst TR 2010	—	—	13,464	34,580	9,601	62,000	(45,806)
VANG Inst TR 2015	2,383	52,409	1,113	3,119	4,255	61,978	(13,015)
VANG Inst TR 2020	27,299	615,037	12,202	22,619	35,971	48,499	—
VANG Inst TR 2025	65,076	1,487,649	29,102	—	169,577	121,074	—
VANG Inst TR Income	56,814	1,221,495	17,005	1,532	25,020	—	(69,763)
Total registered investment companies	346,173	10,003,249	323,947	214,141	1,101,913	623,913	(567,078)
Interest-bearing cash:
FID Govt MMRK PRM	221,557	221,557	1,053	—	—	—	(1,895)
Total interest-bearing cash	221,557	221,557	1,053	—	—	—	(1,895)
Affiliated stock:
State Auto Financial Corporation	77	2,248	4,300	176,832	(215,640)	—	(4,073)
Total affiliated stock	77	2,248	4,300	176,832	(215,640)	—	(4,073)
Total assets held for investment	567,807	$10,227,054	$329,300	$390,973	$886,273	$623,913	$(573,046)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2016	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	465	$12,851	$380	$168	$2,275	$—	$(1,751)
Baron Growth Inst	—	—	—	22,208	(3,053)	11,250	(714)
FID 500 Index Inst	6,510	510,047	9,315	163	26,229	39,650	(2,694)
FID Contrafund K	10,265	1,009,845	37,883	2,587	(5,382)	142,900	(18,585)
FID Ext Mkt IDX PR	3,003	166,795	8,144	(2,795)	19,159	—	(39,653)
FID Total Bond	87,961	925,352	31,817	(4,047)	31,043	30,450	(192,095)
Meridian Growth Inst	10,169	360,693	2,033	8,458	24,910	11,250	(914)
MFS Inst Intl Equity	59,460	1,204,650	21,077	(4,175)	(12,068)	102,350	(26,893)
MFS Value R6	5,802	209,153	7,688	47	17,280	31,900	—
TRP Blue Chip Growth	8,785	637,866	4,276	91	2,436	15,750	(55)
VANG Inst TR 2010	51,649	1,043,835	18,592	320	(9,601)	—	(33,182)
VANG Inst TR 2015	2,941	59,260	1,129	940	175	—	(2,027)
VANG Inst TR 2020	19,433	391,378	7,637	—	4,270	13,268	—
VANG Inst TR 2025	58,075	1,167,896	22,793	—	22,197	21,518	—
VANG Inst TR Income	6,427	130,027	1,570	85	(574)	—	(13,990)
VANG Target RET 2010	—	—	—	(29,680)	74,230	56,550	(31,535)
VANG Target RET 2015	—	—	—	(755)	5,255	56,550	—
VANG Target RET 2020	—	—	—	(4,970)	17,924	41,542	(29)
VANG Target RET 2025	—	—	—	(37,890)	73,962	105,592	(26)
VANG Target RET INC	—	—	1,174	(571)	5,773	—	(13,442)
Total registered investment companies	330,945	7,829,648	175,508	(49,816)	296,440	680,520	(377,585)
Interest-bearing cash:
FID Govt MMRK PRM	164,529	164,529	222	—	—	—	(315)
Total interest-bearing cash	164,529	164,529	222	—	—	—	(315)
Affiliated stock:
State Auto Financial Corporation	21,465	575,464	8,498	—	132,458	—	—
Total affiliated stock	21,465	575,464	8,498	—	132,458	—	—
Total assets held for investment	516,939	$8,569,641	$184,228	$(49,816)	$428,898	$680,520	$(377,900)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2015	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	524	$11,779	$668	$236	$(1,528)	$—	$(1,729)
Baron Growth Inst	7,801	501,655	43,195	407	(64,899)	16,875	(1,746)
FID Contrafund K	9,198	909,505	46,572	4,001	2,553	27,630	(18,461)
FID Total Bond	100,213	1,028,182	38,252	(2,794)	(55,186)	49,222	(159,363)
MFS Value R5	4,643	152,238	8,819	148	(9,809)	21,198	—
MFS Inst Intl Equity	54,687	1,124,359	18,901	379	(22,366)	82,161	(20,618)
PIM Total RT Inst	—	—	506	(13,178)	33,448	—	—
Spartan 500 Index Inst	3,584	257,384	6,909	179	(4,026)	27,630	(2,646)
Spartan EXT Mkt IDX ADV	3,624	181,940	11,458	92	(17,072)	—	(30,487)
TRP Blue Chip Growth	8,502	615,367	19,423	366	22,850	20,625	—
VANG Target RET 2010	40,118	998,142	52,934	889	(55,728)	65,925	(63,270)
VANG Target RET 2015	4,056	57,720	3,778	366	(4,387)	84,675	—
VANG Target RET 2020	11,482	311,737	12,418	4,647	(11,356)	97,122	—
VANG Target RET 2025	61,444	959,751	45,558	2,591	(63,549)	153,992	—
VANG Target RET INC	12,048	150,002	5,325	64	(5,365)	—	(26,869)
Total registered investment companies	321,924	7,259,761	314,716	(1,607)	(256,420)	647,055	(325,189)
Interest-bearing cash:
FID Govt MMRK PRM	9,442	9,442	—	—	—	—	—
Total interest-bearing cash	9,442	9,442	—	—	—	—	—
Affiliated stock:
State Auto Financial Corporation	21,103	434,508	8,348	—	(34,663)	—	—
Total affiliated stock	21,103	434,508	8,348	—	(34,663)	—	—
Total assets held for investment	352,469	$7,703,711	$323,064	$(1,607)	$(291,083)	$647,055	$(325,189)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

The Plan’s unrealized gain (loss) at December 31, 2017, 2016, and 2015, were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	Net Change	Ending Balance
2015	$262,468	(291,083)	(28,615)
2016	$(28,615)	428,898	400,283
2017	$400,283	886,273	1,286,556
The Plan’s net realized gains and losses were as follows for the years ended December 31, 2017, 2016 and 2015:

2017
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF SM CAP VAL INST	$1,975	$1,530	$445
FID 500 INDEX INST	377,475	353,809	23,666
FID CONTRAFUND K	59,734	41,198	18,536
FID EXT MKT IDX PR	48,032	44,583	3,449
FID GOVT MMRK PRM	371,163	371,163	—
FID TOTAL BOND	198,821	201,693	(2,872)
MERIDIAN GROWTH INST	31,262	26,635	4,627
MFS INST INTL EQUITY	62,718	58,589	4,129
MFS VALUE R6	(130)	(130)	—
STATE AUTO FINANCIAL	538,708	361,876	176,832
TRP BLUE CHIP GRTH	424,200	323,889	100,311
VANG INST TR 2010	1,163,480	1,128,900	34,580
VANG INST TR 2015	77,339	74,220	3,119
VANG INST TR 2020	299,939	277,320	22,619
VANG INST TR 2025	(111)	(111)	—
VANG INST TR INCOME	69,763	68,231	1,532
Total	$3,724,368	$3,333,395	$390,973

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2016
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Small Cap Val Inst	$1,751	$1,583	$168
Baron Growth Inst	532,061	509,853	22,208
FID 500 Index Inst	2,694	2,531	163
FID Contrafund K	77,648	75,061	2,587
FID EXT Mkt IDX PR	39,653	42,448	(2,795)
FID Govt MMRK PRM	180,315	180,315	—
FID Total Bond	192,095	196,142	(4,047)
Meridian Growth Inst	217,306	208,848	8,458
MFS Inst Intl Equity	26,892	31,067	(4,175)
MFS Value R6	—	(47)	47
TRP Blue Chip Growth	55	(36)	91
VANG Inst TR 2010	33,182	32,862	320
VANG Inst TR 2015	61,753	60,813	940
VANG Inst TR Income	13,990	13,905	85
VANG Target RET 2010	1,099,241	1,128,921	(29,680)
VANG Target RET 2015	118,769	119,524	(755)
VANG Target RET 2020	366,233	371,203	(4,970)
VANG Target RET 2025	1,101,415	1,139,305	(37,890)
VANG Target RET INC	156,379	156,950	(571)
Total	$4,221,432	$4,271,248	$(49,816)

2015
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Small Cap Val Inst	$1,729	$1,493	$236
Baron Growth Inst	1,746	1,339	407
FID Contrafund K	18,461	14,460	4,001
Fidelity US Govt Bond	9,441	9,441	—
FID Total Bond	159,363	162,157	(2,794)
MFS Inst Intl Equity	20,618	20,239	379
MFS Value R5	—	(148)	148
PIM Total RT Inst	1,158,052	1,171,230	(13,178)
Spartan 500 Index Inst	2,646	2,467	179
Spartan EXT Mkt IDX ADV	30,487	30,395	92
TRP Blue Chip Growth	—	(366)	366
VANG Target RET 2010	63,270	62,381	889
VANG Target RET 2015	56,916	56,550	366
VANG Target RET 2020	600,000	595,353	4,647
VANG Target RET 2025	—	(2,591)	2,591
VANG Target RET INC	26,869	26,805	64
Total	$2,149,598	$2,151,205	$(1,607)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2017

6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and State law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Members of the Board of Directors of STFC may also invest in Affiliated stock.
8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.
Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most State income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.
9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.